Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Fidelity Bankshares, Inc.
Commission File Number: 000-29040
Customer Q&A: Merger Announcement (Day One)
For use by employees in responding to customer questions
Why is Fidelity Federal merging with National City?
We’ve chosen to merge with National City because it offers outstanding products and services, is committed to the communities it serves, and cares about doing what’s right for the customer. The combination of our two great companies will be positive for our customers and communities.
What’s going to change because of the merger?
We’ll be able to enhance our product and service offerings and greatly expand the channels through which we meet the financial services needs of our customers. What won’t change is our commitment to providing the high level of friendly service that customers have come to expect at Fidelity Federal.
What changes for customers today as a result of this announcement?
As of today, nothing is different for our customers. We are still operating as Fidelity Federal, using the same checks and account numbers, and delivering the same professional, friendly service. After the conversion occurs, customers will have access to the entire National City network, as well as a deeper and broader selection of products and services.
What will customers need to do and when?
There will be no immediate changes to customer accounts, and customers do not need to take any action at this time. We will communicate with customers beginning late this year about changes that will occur as a result of the merger. We are committed to making the transition an easy and positive experience for all our customers.
When will the merger take place?
Subject to regulatory and shareholder approvals, the merger is expected to close in the first quarter of 2007.

Will the Fidelity Federal name change?
Yes, at some point in the future we anticipate that the bank name will officially change to National City.
What will happen to customer accounts?
In the future, we’ll be able to provide customers with a broader array of products and services. It’s too early in the merger process to know the specifics of any changes that might affect customer accounts. Customers will receive information well in advance to help make the transition simple and easy.
Will branches close because of the merger?
National City does not intend to close any branches. Rather, the company will focus on expanding the existing network.
Will the bank staff remain the same?
We’re committed to delivering the same friendly, professional service customers are experiencing today.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares at 205 Datura Street, West Palm Beach, Florida 33401, Attention: Investor Relations, 561-803-9980.
The respective directors and executive officers of National City and Fidelity Bankshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Fidelity Bankshares directors and executive officers is available in its proxy statement filed with the SEC on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date.
The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Fidelity Bankshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Fidelity Bankshares filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.fidelityfederal.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
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